Exhibit 99.2

METAL STORM LIMITED ACN 064 270 006
Appointment of Non-Executive Director
Brisbane, Australia — 2 November 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to announce the appointment of Mr. William Henkel as a Non Executive Director of the Company.
Mr Henkel has served on the Board of Metal Storm Inc (MSI) since 2007 and as its Chairman since 2009. During this time, working with the Metal Storm management, he has assisted MSI in navigating successfully through the US financial crisis, and provided sound advice and leadership in dealing with prospective US financial investors.
Mr Henkel is a retired senior executive with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and managing client marketing, product development and the clients’ brand experience. He has previously been a Consultant to Merrill Lynch on a wide range of challenges and as a private consultant providing advice on mergers and acquisitions to clients. He has written for the Henry Thornton Blog authoring a column on United States politics, government, economics and finance for the Roy Morgan website and The Australian newspaper.
Earlier in his career, Mr Henkel served on the personal staffs of Presidents Nixon, Ford and Reagan. His duties included creating the global schedule of events to communicate the Agenda, Polices and Programs of each of these Presidents, both at home and overseas. He maintains an excellent contact network that will be of significant ongoing benefit to the Company.
Mr Henkel is a US citizen residing in the United States.
The Board welcomes Mr Henkel to Metal Storm Limited.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.